SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                  LANDMARK FINANCIAL CORPORATION
                ----------------------------------
                         (Name of Issuer)

             Common Stock, $.10 par value per share
        ------------------------------------------------
                 (Title of Class of Securities)


                            514914 10 0
                      ---------------------
                          (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 Pages

CUSIP NO. 514914 10 0                           PAGE 2 OF 5 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Landmark Community Bank
    Employee Stock Ownership Trust
    IRS ID No. 16-1531343

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /     (B) / /

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION



                       5   SOLE VOTING POWER

                           12,160
  Number of shares
 beneficially owned    6   SHARED VOTING POWER
  by each reporting
     person with           0

7   SOLE DISPOSITIVE POWER

12,160

8   SHARES DISPOSITIVE POWER

    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,160

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*    / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   8% of 152,000 shares of Common Stock outstanding as of December 31, 1997.

12 TYPE IN REPORTING PERSON*

   EP

CUSIP NO. 514914 10 0                           PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:

            Landmark Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            26 Church Street
            Canajoharie, New York  13317-1117

Item 2(a).  Name of Person Filing:

            Landmark Financial Corporation
            Employee Stock Ownership Trust
            Trustee: Carl J. Rockefeller
                     John R. Francisco
                     Gordon E. Coleman
                     Carl Salmon

Item 2(b).  Address of Principal Business Office:

            26 Church Street
            Canajoharie, New York 13317-1117

Item 2(c).  Citizenship or Place of Organization:

            New York

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.10 per share

Item 2(e).  CUSIP Number:

            514914 10 0

Item 3.     Statement is Filed Pursuant To Rule 13d-1(b):

            This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
            Retirement Income Security Act of 1974; see
            13d-1(b)(1)(ii)(F).

Item 4.     Ownership:

            As of December 31, 1997, the reporting person beneficially owned 12,160 shares of the Issuer. This number of shares represents 8% of the common stock, par value $.10 per share, of the Issuer, based upon 152,000 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 12,160 shares and shared power to vote or to direct the vote of 0 shares.
            The reporting person has sole power to dispose or to direct the disposition of 12,160 shares of common stock.

CUSIP NO. 514914 10 0                           PAGE 4 OF 5 PAGES

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person:

            Not applicable

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the
            Group:

            The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement
            Income Security Act of 1974.

Item 9.     Notice of  Dissolution of Group:

            Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 514914 10 0                           PAGE 5 OF 5 PAGES

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 1998





                          /s/ Carl J. Rockefeller
                          ---------------------------------------
                          Trustee